EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

April 7, 2003


03050193

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003
WASH. D.C. 181 SECTION

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Shannon M. Ross
Corporate Secretary

Enclosures

dlw 5/20

United States Sec Filing
April 7, 2003

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Emgold Preference Share Debt Conversion Receives Regulatory Approval – March 24, 2003

B. Correspondence with BC Securities Commission

1. Form 45-102F2 – March 25, 2003

2. Material Change Report – March 25, 2003

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

March 24, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD PREFERENCE SHARE DEBT CONVERSION RECEIVES REGULATORY APPROVAL

Emgold Mining Corporation (**EMR:TSX Venture**) (the "Company") is pleased to announce that it has received regulatory approval of a debt conversion agreement with Frank A. Lang and Lang Mining Corporation (collectively, "Lang") by which Lang will accept an aggregate total of 3,948,428 million Series A First Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. This agreement was previously announced in a news release dated November 29, 2002.

The converted debt resulted from advances made by Lang over several years in providing financial support to the Company for operations including the Idaho-Maryland project. The Series A First Preference Shares will rank in priority to the Company's common shares, will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum and will be redeemable by the Company at any time for cash on 30 days written notice at a redemption price of $0.20 per share. The shares are redeemable by the holder only in the event the Company has funds available that are not in the Company's opinion otherwise required for the development of its mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares, which represents an effective conversion rate equal to $0.80 per common share. The shares also have attached a gold redemption feature by which the holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 (U.S.) per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

The Series A First Preference Shares issued by the Company pursuant to this debt conversion will be subject to a four-month hold period expiring on July 14, 2003.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
William J. Witte at The Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Emgold Mining Corporation** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **March 13, 2003** of **3,948,428** Series A First Preference Shares of the Company, **Emgold Mining Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **25th** day of **March, 2003**.

EMGOLD MINING CORPORATION

"Shannon M. Ross"

By: ______________________________

Shannon M. Ross, Secretary & Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

March 13, 2003

Item 3. **Press Release**

March 24, 2003

Item 4. **Summary of Material Change**

Emgold First Preference Share Debt Conversion Receives Regulatory Approval

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

William J. Witte
President and CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

March 25, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Secretary and CFO
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

March 24, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD PREFERENCE SHARE DEBT CONVERSION RECEIVES REGULATORY APPROVAL

Emgold Mining Corporation (**EMR:TSX Venture**) (the "Company") is pleased to announce that it has received regulatory approval of a debt conversion agreement with Frank A. Lang and Lang Mining Corporation (collectively, "Lang") by which Lang will accept an aggregate total of 3,948,428 million Series A First Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang. This agreement was previously announced in a news release dated November 29, 2002.

The converted debt resulted from advances made by Lang over several years in providing financial support to the Company for operations including the Idaho-Maryland project. The Series A First Preference Shares will rank in priority to the Company's common shares, will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum and will be redeemable by the Company at any time for cash on 30 days written notice at a redemption price of $0.20 per share. The shares are redeemable by the holder only in the event the Company has funds available that are not in the Company's opinion otherwise required for the development of its mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares, which represents an effective conversion rate equal to $0.80 per common share. The shares also have attached a gold redemption feature by which the holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 (U.S.) per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

The Series A First Preference Shares issued by the Company pursuant to this debt conversion will be subject to a four-month hold period expiring on July 14, 2003.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
William J. Witte at The Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400